

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2024

Weilai Zhang
Chief Executive Officer
Antelope Enterprise Holdings Ltd
Room 1802, Block D, Zhonghai International Center
Hi-Tech Zone, Chengdu
Sichuan Province, PRC

  Re: Antelope Enterprise Holdings Ltd
    Form 20-F for Fiscal Year Ended December 31, 2022
    File No. 001-34944

Dear Weilai Zhang:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Disclosure Review Program

cc: Joan Wu